Filed by First Mid-Illinois Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: First BancTrust Corporation
File No. of Related Registration Statement: 333-222642

First Mid-Illinois Bancshares, Inc. Announces Second Quarter 2018 Results

MATTOON, Ill., July 26, 2018 (GLOBE NEWSWIRE) -- First Mid-Illinois Bancshares, Inc. (NASDAQ:FMBH) (the “Company”) today announced its financial results for the quarter and year-to-date period ended June 30, 2018.

Second Quarter Highlights

  Record quarterly net income of $10.0 million, or $0.72 diluted earnings per share
  Strong loan growth of 1.7%, excluding acquired loans
  Awarded Central/Southern Illinois Community Bank of the Year by U.S. Small Business Administration for 5th consecutive year
  Closed the First BancTrust Corporation (“First Bank”) acquisition on May 1, 2018
  Announced the pending acquisition of SCB Bancorp, Inc. (“Soy Capital”) on June 12, 2018
  Completed common stock capital raise of approximately $36 million to help finance the acquisition of Soy Capital

“We are pleased to report another strong quarter of financial results highlighted by a record net income and solid loan growth,” said Joe Dively, Chairman and Chief Executive Officer.  “We significantly outpaced last year’s first half growth performance, while managing our operating efficiency and making investments for the future.

“In addition to our organic growth, we continued to execute on the portion of our strategic plan for growth through acquisitions.  On May 1, 2018 we closed on the First Bank acquisition, adding approximately $475 million in assets and deepening our presence in the Champaign market while expanding into contiguous counties east of our headquarters.  Our integration efforts are on plan and I am very pleased at how well the organizations have come together.

“On June 12th, we announced the acquisition of Soy Capital and priced an underwritten registered common stock capital raise tied to the deal on the following day.  We are thankful to the participating investors and underwriters for completing the successful offering.  Soy Capital is a very strong bank which owns the largest farm management and community bank owned insurance divisions in the state of Illinois.  I’m extremely excited about what the combined company can achieve and the improved diversification with non-interest income expected to increase from 25% to 31% of total revenues.  We operate similar lines of business today and will build upon Soy’s strong reputation in expanding the products and services in all of the communities we serve,” Dively concluded.

Net Interest Income

Net interest income for the second quarter of 2018 increased by $4.3 million, or 18.4% compared to the first quarter of 2018.  The increase was primarily driven by the inclusion of First Bank for two months of the quarter and loan growth.  The quarter included $1.2 million of loan accretion income compared to $0.6 million in the linked quarter.

In comparison to the second quarter of 2017, net interest income increased by $3.5 million, or 14.6%.  The increase was primarily attributable to the addition of First Bank as well as growth in the loan portfolio that was partially offset by higher funding costs.

Net Interest Margin

Net interest margin, on a tax equivalent basis, was 3.79% for the second quarter compared to 3.65% in the prior quarter.  The increase from the first quarter of 2018 was driven by higher yields on the loan portfolio and increased accretion income, partially offset by higher funding costs.

In comparison to the second quarter last year, the net interest margin decreased by five basis points.  The second quarter of 2017 included $1.8 million in accretion income, which was $0.6 million more than the current quarter.

Loan Portfolio

Total loans increased by $399.0 million compared to the first quarter, with the addition of First Bank representing $364.9 million at quarter end.  Excluding First Bank, loans grew by $34.1 million, or 1.7%.  Loan balances at the end of the quarter were $2.38 billion.  The growth in the second quarter continued the trend of strong commercial real estate growth.

Loans increased by $551.0 million when compared to second quarter last year.  Excluding First Bank, loans increased $186.2 million, or 10.2% compared to the same period last year.

Asset Quality

For the quarter, asset quality remained strong as legacy non-performing loan balances were consistent with the first quarter.  Reported asset quality metrics for the second quarter were impacted by the purchase accounting tied to the First Bank acquisition.  At June 30, 2018, nonperforming loans were 1.0% of total loans.  Allowance for loan losses at quarter end was 0.93% of total loans, and the allowance for loan losses to non-performing loans was 89.1%.  Non-performing loans were $24.7 million.

Net charge-offs were $0.6 million during the second quarter compared to $0.3 million in the prior quarter.  The Company recorded a provision for loan losses of $1.9 million during the second quarter compared to $1.1 million in the first quarter and $1.8 million in the second quarter of last year.

Deposits

Total deposits ended the period at $2.67 billion, representing an increase of $379.0 million in the quarter with the addition of First Bank representing $383.7 million of the quarter end balance.  Excluding First Bank, deposits declined by $4.7 million during the period.  Deposits for the period were positively impacted by the funds received pursuant to the registered common stock capital raise.  The Company’s average rate on cost of funds was 0.38% for the quarter, compared to 0.32% in the first quarter and 0.24% in the second quarter of 2017.  The increase was primarily due to the addition of First Bank, which carried a higher funding cost.  The Company continues to maintain a strong core deposit base.

Deposits increased by $381.5 million when compared to second quarter last year.  Excluding First Bank, deposits decreased by $2.2 million compared to the same period last year.

Noninterest Income

Noninterest income for the second quarter of 2018 was $8.4 million compared to $7.5 million in the first quarter and $8.0 million in the second quarter of last year.  The increase in the period was primarily attributable to the addition of First Bank.  In addition, the Company sold its one trust preferred security resulting in a $0.8 million security gain.

In comparison to the second quarter of 2017, noninterest income increased by $0.4 million.  In addition to the current quarter including First Bank and the sale of the trust preferred security, the second quarter of last year included a $0.9 million tax refund benefit.

Noninterest Expenses

Noninterest expense for the second quarter totaled $20.8 million compared to $18.4 million in the first quarter.  The increase in the period and year-over-year was primarily attributable to the addition of First Bank.  Acquisition related costs were $0.9 million in the current quarter compared to $0.3 million in the first quarter.

In comparison to the second quarter of 2017, noninterest expenses increased $2.8 million.  The increase was primarily attributable to the addition of First Bank and higher acquisition related costs.  The Company’s efficiency ratio, on a tax equivalent basis, for the second quarter 2018, was 56.7%, ending the period with 711 full-time equivalent employees.

Regulatory Capital Levels

The Company’s capital levels comfortably remained above the “well capitalized” levels and ended the period as follows:

Total capital to risk-weighted assets	14.10%
Tier 1 capital to risk-weighted assets	13.27%
Common equity tier 1 capital to risk-weighted assets	12.15%
Leverage ratio	11.03%

Capital Raise

On June 13, 2018, First Mid priced an underwritten public offering of 947,368 shares of First Mid’s common stock at a price to the public of $38.00 per share for aggregate gross proceeds of approximately $36.0 million.  The offering closed on June 15, 2018.  The net proceeds to First Mid, after deducting underwriting discounts and commissions and offering expenses, were approximately $34.0 million.  The shares included the underwriters’ exercise of its option to purchase from First Mid an additional 15% of shares of the Company’s common stock. First Mid intends to use the proceeds from the offering for general corporate purposes, including, but not limited to, additions to working capital and to support organic growth, or possible additional future acquisitions of other financial institutions, including in connection with its previously announced acquisition of Soy Capital, if it is completed.

During the second quarter, the company did not sell any shares under the previously announced ‘at-the-market’ equity offering.

Bank Name and Logo Change
On June 26th, the Company announced a new logo and shorter name for its bank subsidiary.  The transition to the new logo and shorter name is underway and will continue over the next year.  The name was shortened to First Mid Bank & Trust from First Mid-Illinois Bank & Trust.  The name was geographically limiting, while the Company has expanded into other states.

About First Mid-Illinois Bancshares, Inc.: First Mid-Illinois Bancshares, Inc. is the parent company of First Mid Bank & Trust, N.A., First Bank & Trust, IL, First Mid Insurance Group and First Mid Wealth Management.  First Mid Bank was first chartered in 1865 and has since grown into a $3.4 billion community-focused organization that provides financial services through a network of 59 banking centers in 42 Illinois and Missouri communities, and a loan production office in Indiana.  More information about the Company is available on our website at www.firstmid.com.  Our stock is traded in The NASDAQ Stock Market LLC under the ticker symbol “FMBH”.

Non-GAAP Measures:  In addition to reports presented in accordance with generally accepted accounting principles (“GAAP”), this release contains certain non-GAAP financial measures.  The Company believes that such non-GAAP financial measures provide investors with information useful in understanding the Company’s financial performance.  Readers of this release, however, are urged to review these non-GAAP financial measures in conjunction with the GAAP results as reported.  These non-GAAP financial measures are detailed as supplemental tables and include “Net Interest Margin, tax equivalent,” “Tangible Book Value per Common Share,” and “Common Equity Tier 1 Capital to Risk Weighted Assets.”  While the Company believes these non-GAAP financial measures provide investors with a broader understanding of the capital adequacy, funding profile and financial trends of the Company, this information should be considered as supplemental in nature and not as a substitute to the related financial information prepared in accordance with GAAP.  These non-GAAP financial measures may also differ from the similar measures presented by other companies.

Forward Looking Statements:  This document may contain certain forward-looking statements about First Mid and Soy Capital, such as discussions of First Mid’s and Soy Capital’s pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses and planned schedules. First Mid and Soy Capital intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1955. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of First Mid and Soy Capital, are identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including, among other things, the possibility that any of the anticipated benefits of the proposed transactions between First Mid and Soy Capital will not be realized or will not be realized within the expected time period; the risk that integration of the operations of Soy Capital with First Mid will be materially delayed or will be more costly or difficult than expected; the inability to complete the proposed transactions due to the failure to obtain the required stockholder approval; the failure to satisfy other conditions to completion of the proposed transactions, including receipt of required regulatory and other approvals; the failure of the proposed transactions to close for any other reason; the effect of the announcement of the transaction on customer relationships and operating results; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in interest rates; general economic conditions and those in the market areas of First Mid and Soy Capital; legislative/regulatory changes; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of First Mid’s and Soy Capital’s loan or investment portfolios and the valuation of those investment portfolios; demand for loan products; deposit flows; competition, demand for financial services in the market areas of First Mid and Soy Capital; and accounting principles, policies and guidelines. Additional information concerning First Mid, including additional factors and risks that could materially affect First Mid’s financial results, are included in First Mid’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Reports on Form 10-K. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Important Information about the Merger and Additional Information
First Mid will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of SCB that also constitutes a prospectus of First Mid, which will be sent to the stockholders of SCB. Investors in SCB are urged to read the proxy statement/prospectus, which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus and other documents which will be filed by First Mid with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to First Mid-Illinois Bancshares, P.O. Box 499, Mattoon, IL 61938, Attention: Investor Relations; or to SCB Bancorp, Inc., 455 North Main Street, Decatur, Illinois 62523, Attention: Investor Relations. A final proxy statement/prospectus will be mailed to the stockholders of SCB.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation
First Mid and SCB, and certain of their respective directors, executive officers and other members of management and employees, are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of First Mid is set forth in the proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 16, 2018. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the proxy statement/prospectus for such proposed transactions when it becomes available.

Investor Contact:  Aaron Holt
VP, Shareholder Relations
217-258-0463
aholt@firstmid.com

– Tables Follow –

FIRST MID-ILLINOIS BANCSHARES, INC.
Condensed Consolidated Balance Sheets
(In thousands, unaudited)
	As of

	June 30,	December 31,	June 30,
	2018	2017	2017

Assets
Cash and cash equivalents	$85,575	$88,879	$73,889
Investment securities	688,616	649,596	758,106
Loans (including loans held for sale)	2,376,683	1,939,501	1,825,634
Less allowance for loan losses	(22,045)	(19,977)	(18,209)
Net loans	2,354,638	1,919,524	1,807,425
Premises and equipment, net	47,003	38,266	39,076
Goodwill and intangibles, net	102,618	70,829	69,517
Bank owned life insurance	51,101	41,883	41,881
Other assets	39,922	32,562	35,410
Total assets	$3,369,473	$2,841,539	$2,825,304

Liabilities and Stockholders' Equity
Deposits:
Non-interest bearing	$526,117	$480,283	$425,344
Interest bearing	2,144,747	1,794,356	1,864,062
Total deposits	2,670,864	2,274,639	2,289,406
Repurchase agreement with customers	141,662	155,388	142,411
Other borrowings	105,083	70,351	57,254
Junior subordinated debentures	28,792	24,000	23,959
Other liabilities	11,746	9,197	11,383
Total liabilities	2,958,147	2,533,575	2,524,413

Total stockholders' equity	411,326	307,964	300,891
Total liabilities and stockholders' equity	$3,369,473	$2,841,539	$2,825,304

FIRST MID-ILLINOIS BANCSHARES, INC.
Condensed Consolidated Statements of Income
(In thousands, except per share data, unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
Interest income:
Interest and fees on loans	$25,362	$21,025	$46,369	$40,952
Interest on investment securities	4,679	4,366	8,760	8,406
Interest on federal funds sold & other deposits	90	55	160	270
Total interest income	30,131	25,446	55,289	49,628
Interest expense:
Interest on deposits	1,670	933	2,932	1,812
Interest on securities sold under agreements to repurchase	65	46	124	86
Interest on other borrowings	593	287	976	561
Interest on subordinated debt	349	227	608	444
Total interest expense	2,677	1,493	4,640	2,903
Net interest income	27,454	23,953	50,649	46,725
Provision for loan losses	1,877	1,840	2,932	3,562
Net interest income after provision for loan	25,577	22,113	47,717	43,163
Non-interest income:
Trust revenues	938	841	2,015	1,771
Brokerage commissions	661	509	1,326	1,014
Insurance commissions	838	853	2,325	2,478
Service charges	1,803	1,690	3,438	3,402
Securities gains, net	881	335	901	335
Mortgage banking revenues	410	335	571	528
ATM/debit card revenue	1,860	1,665	3,464	3,233
Other	970	1,741	1,808	2,704
Total non-interest income	8,361	7,969	15,848	15,465
Non-interest expense:
Salaries and employee benefits	11,057	10,102	21,251	20,037
Net occupancy and equipment expense	3,505	3,116	6,778	6,249
Net other real estate owned (income) expense	7	127	83	145
FDIC insurance	285	290	566	469
Amortization of intangible assets	716	559	1,221	1,106
Stationary and supplies	186	186	397	371
Legal and professional expense	1,717	894	2,854	1,725
Marketing and donations	431	277	785	571
Other	2,892	2,404	5,235	6,484
Total non-interest expense	20,796	17,955	39,170	37,157
Income before income taxes	13,142	12,127	24,395	21,471
Income taxes	3,105	3,927	5,968	7,007
Net income	$10,037	$8,200	$18,427	$14,464

Per Share Information
Basic earnings per common share	$0.72	$0.66	$1.38	$1.16
Diluted earnings per common share	0.72	0.66	1.38	1.16

Weighted average shares outstanding	13,956,674	12,491,757	13,317,395	12,483,788
Diluted weighted average shares outstanding	13,974,048	12,499,931	13,334,698	12,491,962

FIRST MID-ILLINOIS BANCSHARES, INC.
Consolidated Financial Highlights and Ratios
(Dollars in thousands, except per share data)
(Unaudited)
	As of and for the Quarter Ended
	June 30,	March 31,	December 31,	September 30,	June 30
	2018	2018	2017	2017	2017

Loan Portfolio
Construction and land development	$88,481	$109,076	$107,594	$77,179	$68,681
Farm loans	184,887	122,564	127,183	126,096	123,420
1-4 Family residential properties	378,573	289,899	293,667	301,897	310,522
Multifamily residential properties	105,948	60,881	61,798	72,323	72,492
Commercial real estate	803,362	699,142	681,757	647,184	632,492
Loans secured by real estate	1,561,251	1,281,562	1,271,999	1,224,679	1,207,607
Agricultural loans	113,533	74,336	86,631	81,383	79,759
Commercial and industrial loans	502,211	458,697	444,263	443,473	421,280
Consumer loans	59,090	28,784	29,749	30,074	32,814
All other loans	140,598	134,318	106,859	87,953	84,174
Total loans	2,376,683	1,977,697	1,939,501	1,867,562	1,825,634

Deposit Portfolio
Non-interest bearing demand deposits	$526,117	$478,303	$480,283	$430,036	$425,344
Interest bearing demand deposits	781,360	707,759	700,376	678,302	714,918
Savings deposits	405,287	374,594	359,065	364,277	368,220
Money Market	434,559	389,020	390,880	423,486	450,685
Time deposits	523,541	342,215	344,035	321,376	330,239
Total deposits	2,670,864	2,291,891	2,274,639	2,217,477	2,289,406

Asset Quality
Non-performing loans	$24,729	$17,869	$17,513	$19,788	$17,125
Non-performing assets	27,237	19,849	20,347	22,051	21,559
Net charge-offs	603	261	1,022	1,109	1,477
Allowance for loan losses to non-performing loans	89.15%	116.24%	114.07%	93.94%	106.33%
Allowance for loan losses to total loans outstanding	0.93%	1.05%	1.03%	1.00%	1.00%
Nonperforming loans to total loans	1.04%	0.90%	0.90%	1.06%	0.94%
Nonperforming assets to total assets	0.81%	0.70%	0.72%	0.79%	0.76%

Common Share Data
Common shares outstanding	15,285,146	12,677,846	12,660,748	12,618,026	12,505,873
Book value per common share	$26.91	$24.50	$24.32	$24.68	$24.06
Tangible book value per common share	$20.20	$18.95	$18.73	$19.03	$18.50
Market price of stock	$39.30	$36.45	$38.54	$38.40	$34.10

Key Performance Ratios and Metrics
End of period earning assets	$3,103,956	$2,634,223	$2,602,578	$2,566,809	$2,604,505
Average earning assets	2,949,144	2,625,684	2,581,277	2,605,652	2,615,792
Average rate on average earning assets (tax equivalent)	4.16%	3.95%	4.01%	3.96%	4.08%
Average rate on cost of funds	0.38%	0.32%	0.29%	0.28%	0.24%
Net interest margin (tax equivalent)	3.79%	3.65%	3.72%	3.68%	3.84%
Return on average assets	1.27%	1.18%	0.66%	1.08%	1.16%
Return on average common equity	11.23%	10.86%	5.95%	9.95%	11.11%
Efficiency ratio (tax equivalent) [1]	56.65%	57.16%	59.08%	54.54%	53.17%
Full-time equivalent employees	711	591	592	584	590

[1] Represents non-interest expense divided by the sum of fully tax equivalent net interest income and non-interest income. Non-interest expense adjustments exclude foreclosed property expense and amortization of intangibles. Non-interest income includes tax equivalent adjustments and non-interest income excludes gains and losses on the sale of investment securities.

FIRST MID-ILLINOIS BANCSHARES, INC.
Reconciliation of Non-GAAP Financial Measures
(In thousands, unaudited)

	As of and for the Quarter Ended
	June 30,	March 31,	December 31,	September 30,	June 30
	2018	2018	2017	2017	2017

Net interest income as reported	$27,454	$23,195	$23,475	$22,873	$23,953
Net interest income, (tax equivalent)	27,952	23,660	24,332	23,729	24,844
Average earning assets	2,949,144	2,625,685	2,581,277	2,605,652	2,615,792
Net interest margin (tax equivalent) [1]	3.79%	3.65%	3.72%	3.68%	3.84%

Common stockholder's equity	$411,326	$310,587	$307,964	$311,431	$300,891
Goodwill and intangibles, net	102,618	70,324	70,829	71,331	69,517
Common shares outstanding	15,285	12,678	12,661	12,618	12,506
Tangible Book Value per common share	$20.20	$18.95	$18.73	$19.03	$18.50

Common equity tier 1 capital	$325,572	$254,487	$246,798	$247,104	$237,764
Risk weighted assets	2,678,691	2,289,235	2,290,253	2,184,812	2,185,041
Common equity tier 1 capital to risk weighted assets [2]	12.15%	11.12%	10.78%	11.31%	10.88%

[1] Annualized and calculated on a tax equivalent basis where interest earned on tax-exempt securities and loans is adjusted to an amount comparable to interest subject to normal income taxes assuming a federal tax rate of 21% during 2018 and 35% during 2017 and includes the impact of non-interest bearing funds.

[2] Defined as total common equity adjusted for gains/(losses) less goodwill and intangibles divided by risk weighted assets as of period end.